SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

ISTA Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

45031X204

(CUSIP number)

Michael Oporto Managing Director Investor Growth Capital, Inc. One Rockefeller Plaza Suite 2801 New York 10020 (212) 515-9043

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45031X204	13D/A	Page 2 of 8 pages

1.	NAMES OF REPORTING PERSONS Investor AB
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,258,075
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,258,075
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,075
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 45031X204	13D/A	Page 3 of 8 pages

1.	NAMES OF REPORTING PERSONS Investor Growth Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 880,651
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 880,651
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,651
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 45031X204	13D/A	Page 4 of 8 pages

This Amendment No. 3 to Schedule 13D relates to shares (the “Shares”) of common stock, par value $.001 per share (the “Common Stock”), of ISTA Pharmaceuticals, Inc. (the “Issuer”). This Amendment No. 3 amends the initial statement on Schedule 13D dated September 30, 2002 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D dated November 19, 2002 and Amendment No. 2 to Schedule 13D dated April 8, 2005 (collectively, the “Initial Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is hereby amended as follows:

ITEM 3.	Interest in Securities of the Issuer.

The percentages set forth below are calculated on the basis of the Issuer having 33,501,592 shares of Common Stock outstanding as of October 22, 2010, as stated in the Issuer’s most recent quarterly report on Form 10-Q:

(a) (i) Investor AB may be deemed the beneficial owner of 1,258,075 Shares (approximately 3.8% of the total number of shares of Common Stock outstanding). This number consists of 880,651 Shares held for the account of Investor Growth Capital and 377,424 Shares held for the account of the Fund.

(ii) Investor Growth Capital may be deemed the beneficial owner of 880,651 Shares held for its account (approximately 2.6% of the total number of shares of Common Stock outstanding).

(b) (i) Investor AB may be deemed to have sole power to direct the voting and disposition of 1,258,075 Shares held for the accounts of Investor Growth Capital and the Fund. This number consists of 880,651 Shares held for the account of Investor Growth Capital and 377,424 Shares held for the account of the Fund.

(ii) Investor Growth Capital may be deemed to have sole power to direct the voting and disposition of the 880,651 Shares held for its account.

(c) There have been no transactions effected with respect to the Shares during the past sixty days by the Reporting Persons.

(d) (i) The shareholders of Investor Growth Capital, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of Investor Growth Capital in accordance with their ownership interests in Investor Growth Capital.

(ii) The partners of the Fund, including Investor AB, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of the Fund in accordance with their ownership interests in the Fund.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer on or about October 15, 2010.

CUSIP No. 45031X204	13D/A	Page 5 of 8 pages

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 45031X204	13D/A	Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 14th day of February, 2011.

INVESTOR AB

/S/ MICHAEL OPORTO
Michael Oporto, Attorney-in-Fact

/S/ STEPHEN CAMPE
Stephen Campe, Attorney-in-Fact

INVESTOR GROWTH CAPITAL LIMITED

/S/ MICHAEL OPORTO
Michael Oporto, Attorney-in-Fact

/S/ STEPHEN CAMPE
Stephen Campe, Attorney-in-Fact

INVESTOR GROUP, L.P.

/S/ MICHAEL OPORTO
Michael Oporto, Attorney-in-Fact

/S/ STEPHEN CAMPE
Stephen Campe, Attorney-in-Fact

CUSIP No. 45031X204	13D/A	Page 7 of 8 pages

EXHIBIT INDEX

Exhibit 1:	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 45031X204	13D/A	Page 8 of 8 pages

Exhibit 1

JOINT FILING STATEMENT

Each of the undersigned hereby expresses its agreement that the attached Amendment No. 3 to Schedule 13D (and any amendments thereto) relating to the common stock of ISTA Pharmaceuticals, Inc. is filed on behalf of each of the undersigned.

Dated: February 14, 2011

INVESTOR AB

/s/ Michael Oporto
Michael Oporto, Attorney-in-Fact

/s/ Stephen Campe
Stephen Campe, Attorney-in-Fact

INVESTOR GROWTH CAPITAL LIMITED

/s/ Michael Oporto
Michael Oporto, Attorney-in-Fact

/s/ Stephen Campe
Stephen Campe, Attorney-in-Fact

INVESTOR GROUP, L.P.

/s/ Michael Oporto
Michael Oporto, Attorney-in-Fact

/s/ Stephen Campe
Stephen Campe, Attorney-in-Fact